Bear Stearns Series 2005-TC1
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A-1	149,762,931.14	4,085,559.13	109,658,068.86
A-2	0	2,952,872.58	129,837,000.00
A-3	0	1,220,207.76	52,180,000.00
M-1	0	978,945.76	40,844,000.00
M-2	0	558,778.99	22,180,000.00
M-3	0	137,871.62	5,410,000.00
M-4	0	138,285.72	4,869,000.00
M-5	0	117,590.46	4,057,000.00
M-6	0	118,600.96	3,787,000.00
M-7	0	105,227.89	2,705,000.00